SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2005

Forward Looking Statements

This report on Form 6-K contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005 beginning on page F-2. The audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras' financial condition and results of operations;
  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;
  Petrobras' willingness to continue to make loans to us and provide us with other types of financial support;
  our ability to access financing sources, including the international capital markets and third-party credit facilities; and
  our ability to transfer our financing costs to Petrobras.
We earn income from:
  sales of crude oil and oil products to Petrobras;
  limited sales of crude oil and oil products to third parties; and
  financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;
  selling, general and administrative expenses; and
  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. Before February 2005, we sold crude oil and oil products to Petrobras under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras' payments to us come due.

Results of Operations

Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Net Loss

We had a net loss of U.S.$27.8 million in 2005, as compared to a net loss of U.S.$59.1 million in 2004.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 38.7% from U.S.$12,355.6 million in 2004 to U.S.$17,136.1 million in 2005. This increase was primarily due to (1) a 42% increase in the average price of Brent crude oil, from U.S.$38.21 per barrel during 2004 to U.S.$54.38 per barrel in 2005, (2) a 73.1% increase in the volume of export sales of crude oil to related party PETROBRAS AMERICA INC - PAI mainly due to the increase of Petrobras national production of crude oil and (3) a 22.0% increase in the volume of offshore sales of crude oil and oil products purchased from third parties and affiliates and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 38.8% from U.S.$12,236.0 million in 2004 to U.S.$16,983.3 million in 2005. This increase was primarily due to the increase in the average price of Brent crude oil and the increase in export and offshore sales, described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 66.0% from U.S.$99.8 million in 2004 to U.S.$165.7 million in 2005, of which U.S.$159.6 million consisted of shipping expenses, due to (1) the increased volume of offshore sales, (2) an average increase in freight costs in the period resulting from changes in international market trends and shipping routes and (3) U.S.$31.3 million refered to adjusted freight costs in offshore sales.

2

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 45.0% from U.S.$678.8 million in 2004 to U.S.$984.0 million in 2005, primarily due to (1) an increase in interest income from short and long-term investments as a result of an increase in the average of balance of the investments during 2005 compared to 2004 and higher interest rates; (2) an increase in the amount of sales to Petrobras made during 2004 compared to 2003, as well as the amount of sales during 2005, resulting in additional financial income due to the financing terms granted to Petrobras and interest calculated on a monthly basis (see "Purchases and Sales of Crude Oil and Oil Products"); and (3) extended financing terms beyond the established payment period for sales to Petrobras.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 31.2% from U.S.$761.2 million in 2004 to U.S.$998.9 million in 2005, primarily due to an increase in inter-company loans from Petrobras and due to interest expenses associated with our issuance of U.S.$ 600.0 million Global Notes in September 2004.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras' Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2005, we had cash and cash equivalents of U.S.$230.7 million, as compared to U.S.$1,107.3 million at December 31, 2004. This decrease in cash was primarily a result of an increase in notes receivable issued to related parties, mainly to our affiliate PNBV and its subsidiaries for the construction of platforms. Our operating activities used net cash of U.S.$5.9 million in 2005, as compared to using net cash of U.S.$2,322.0 million in 2004, primarily as a result of a decrease in trade accounts receivable from related parties of U.S.$1.831. Such decrease was partially offset by an increase in export prepayments to related parties of U.S.$405 and an increase in outstanding trade accounts payable for purchases from related parties of U.S.$98. Our investing activities used net cash of U.S.$2,271.0 million in 2005, as compared to using net cash of U.S.$1,406.2 million in 2004, primarily as a result of an increase in notes receivable issued to related parties. Our financing activities provided ne t cash of U.S.$1,400.3 million in 2005, as compared to providing net cash of U.S.$4,171.3 million in 2004, primarily as a result of a decrease in proceeds of loans from related parties.

3

Accounts Receivable

Accounts receivable from related parties increased 11.5% from U.S.$7,788.1 million at December 31, 2004 to U.S.$8,681.1 million at December 31, 2005, primarily as a result of an increase of 38.1% in sales of oil and oil products to Petrobras, partially offset by an increase of Petrobras payments during the last quarter of 2005.

Notes Receivable and Other Current Assets

On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd, a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade U.S.$1.5 million, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade U.S.$38.2 million, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at December 31, 2005 in irrevocable letters of credit was U.S.$369.5, as compared to U.S.$514.4 million at December 31, 2004. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at December 31, 2005 was U.S.$300.6 million, as compared to U.S.$441.6 million at December 31, 2004. At December 31, 2005, we had accessed U.S.$493.6 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$535.8 million accessed at December 31, 2004. The weighted average annual interest rate on these short-term borrowings was 5.0% at December 31, 2005, as compared to 4.3% at December 31, 2004. At December 31, 2005, we had utilized all the proceeds from lines of credit for the purchase of imports.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 50.8% from U.S.$2,881.5 million at December 31, 2004 to U.S.$4,346.1 million at December 31, 2005, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,553.5 million at December 31, 2004 to U.S.$3,734.1 million at December 31, 2005, with interest rates ranging from 4.9% to 5.8% and due 2010.

At December 31, 2005, we had outstanding U.S.$1,194.7 million in long-term lines of credit due between 2007 and 2017, as compared to U.S.$631.8 million at December 31, 2004. We also had outstanding:

  U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.
  U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras' purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.
  U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. On April 1, 2006, the noteholders will have the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$210.9 million of these Notes.

4

  U. S.$2,115.3 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade -related debt and inter-company loans.
  U.S.$679.4 million (U.S.$410.6 million current portion) in connection with Petrobras' exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statement s, and thus U.S.$300 million has been reduced from the "current portion of long term debt" and from the "long-term debt" liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item "assets related to export prepayments."

  On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.

  Petrobras will advance U.S.$294.7 million to PFL, related to the export prepayment program, for the advance payment by PFL of the fixed rate Senior Trust Certificates to PF Export on March 1, 2006.

An investment fund, operated exclusively for us, holds certain PIFCo and Petrobras group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduce our short and long term financing balance by U.S.$210.9 million at December 31, 2005. In 2005, a loss on debt extinguishment expense was registered in the amount of U.S.$11.7 million representing the difference between the book value and the market value of the repurchased securities.

At December 31, 2005, the Company had available standby committed facilities in the amount of US$ 675.0 million which are not specific as to use requirements. PIFCo has no drawn down amounts related to these facilities and do not have a scheduled date for the drawdown.

5

The following table sets forth the sources of our current and long-term debt at December 31, 2005 and December 31, 2004:

CURRENT AND LONG-TERM DEBT

	December 31, 2005		December 31, 2004

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$493.6	U.S.$1,194.7	U.S.$535.8	U.S.$631.8
Senior notes	53.5	1,550.0	53.5	1,550.0
Global Step-up Notes	9.0	400.0	9.0	400.0
Global Notes	26.3	2,115.3	26.3	2,124.2
Sale of rights to future receivables	567.4	679.4	153.7	1,561.9
Senior exchangeable notes	3.7	329.9	3.8	329.9
Assets related to export prepayment
to be offset against sales of rights
to future receivables	(150.0)	(150.0)		(300.0)
Repurchased securities	(4.7)	(210.9)	(3.2)	(146.0)

	U.S.$998.8	U.S.$5,908.4	U.S.$778.9	U.S.$6,151.8

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2005:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.125% Senior Notes due 2007 (2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007 (3)	330
9.875% Senior Notes due 2008 (2)	450
6.750% Senior Trust Certificates due 2010 (4)	82
9.750% Senior Notes due 2011 (2)	600
6.600% Senior Trust Certificates due 2011 (4)	265
3.748% Senior Trust Certificates due 2013 (4)	172
6.436% Senior Trust Certificates due 2015 (4)	422
Global Step-up Notes due 2008 (5)	400
9.125% Global Notes due 2013 (2)	750
8.375% Global Notes due 2018 (2)	750
7.750% Global Notes due 2014 (2)	600

Total	U.S.$5,321

_________________
(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras' exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras' acquisition of Perez Companc S.A
(4)	Issued in connection with Petrobras' exports prepayment program.
(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$210.9 million.

6

Off Balance Sheet Arrangements

At December 31, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trading activities.

Contract Obligations

The following table sets forth our contractual obligations as of December 31, 2005, and the period in which the contractual obligations come due.

	Payments due by period (in millions of U.S. dollars)

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt	6,460.0	551.6	2,094.8	535.5	3,278.1
Notes Payable - Long term	3,734.1			3,734.1
Purchase obligations - Long term	3,041.1	473.4	946.7	893.5	727.5

Total	13,235.2	1,025.0	3,041.5	5,163.1	4,005.6

7

CONSOLIDATED FINANCIAL
STATEMENTS

PETROBRAS
INTERNATIONAL
FINANCE COMPANY
(A wholly-owned subsidiary of
PETRÓLEO BRASILEIRO S.A. –
PETROBRAS)

Years ended December 31, 2005, 2004 and
2003 together with Report of Independent
Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY

We have audited the accompanying consolidated balance sheets of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

     ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
February 17, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(In thousands of US dollars)

Assets	2005	2004

Current assets
Cash and cash equivalents	230,745	1,107,284
Marketable securities	82,923	-
Trade accounts receivable
Related parties	8,681,075	7,788,069
Others	212,703	153,624
Notes receivable - related parties	3,329,336	1,598,521
Inventories	195,935	165,450
Export prepayments – related parties	414,505	152,859
Restricted deposits for guarantees and others	94,700	90,855

	13,241,922	11,056,662

Property and equipment	384	502

Other assets
Marketable securities	2,165,718	1,864,815
Notes receivable - related parties	579,960	338,416
Export prepayment – related parties	529,420	1,261,820
Restricted deposits for guarantees and prepaid expenses	231,544	148,342

	3,506,642	3,613,393

Total assets	16,748,948	14,670,557

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(In thousands of US dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s equity	2005	2004

Current liabilities
Trade accounts payable
Related parties	950,732	562,139
Others	616,076	567,077
Notes payable - related parties	4,346,139	2,881,484
Short-term financing	339,503	456,156
Current portion of long-term debt	551,628	224,738
Accrued interest	107,710	98,021
Unearned income - related parties	176,481	131,318
Other current liabilities	10,169	8,632

	7,098,438	4,929,565

Long-term liabilities
Long-term debt	5,908,416	6,151,802
Notes payable - related parties	3,734,112	3,553,452

	9,642,528	9,705,254

Stockholder’s equity
Shares authorized and issued
Common stock - 2005 and 2004 - 50,000 shares,
par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(165,994)	(138,238)

	7,982	35,738

Total liabilities and stockholder’s equity	16,748,948	14,670,557

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,

	2005	2004	2003

Sales of crude oil, oil products and services
Related parties	13,974,381	10,118,356	5,543,022
Others	3,161,764	2,237,216	1,432,516

	17,136,145	12,355,572	6,975,538

Operating expenses:
Cost of sales
Related parties	(7,780,293)	(4,391,285)	(2,851,402)
Others	(9,203,008)	(7,844,699)	(4,068,775)
Selling, general and administrative expenses
Related parties	(158,075)	(98,700)	(17,091)
Others	(7,647)	(1,129)	(1,509)

	(17,149,023)	(12,335,813)	(6,938,777)

Operating income (loss)	(12,878)	19,759	36,761

Financial income
Related parties	765,507	568,566	401,735
Others	218,479	110,233	41,143

Financial expense
Related parties	(409,822)	(169,039)	(111,896)
Others	(589,088)	(592,207)	(370,754)

Other income (expense), net
Related parties	-	(525)	-
Others	46	4,110	-

Net (loss) for the year	(27,756)	(59,103)	(3,011)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,

	2005	2004	2003

Common stock	50	50	50

Additional paid in capital
Balance at January 1	173,926	173,926	120,000
Capital contribution from PETROBRAS
related to transfer of PNBV	-	-	53,926

Balance at end of year	173,926	173,926	173,926

Accumulated deficit
Balance at January 1	(138,238)	(79,135)	(76,124)
Net (loss) for the year	(27,756)	(59,103)	(3,011)

Balance at end of year	(165,994)	(138,238)	(79,135)

Total stockholder’s equity	7,982	35,738	94,841

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net (loss) for the year	(27,756)	(59,103)	(3,011)
Adjustments to reconcile net (loss) to net cash
used in operations
Depreciation, deferred financing and debt premium amortization	10,150	5,198	8,346
Decrease (increase) in assets
Trade accounts receivable
Related parties	(893,006)	(2,723,597)	(410,756)
Others	(59,079)	(44,209)	(62,143)
Export prepayments – related parties	470,754	64,652	(722,000)
Other assets	(221,863)	(232,637)	(228,234)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	388,593	291,189	(3,439)
Others	48,999	218,048	82,210
Other liabilities	277,318	158,501	32,398

Net cash used in operating activities	(5,890)	(2,321,958)	(1,306,629)

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary
to PETROBRAS	-	-	(743)
Cash acquired in connection with transfer of subsidiary
from BRASOIL	-	-	2,988
Marketable securities, net	(383,826)	(1,248,984)	(517,859)
Issuance of notes receivable – related parties	(5,114,060)	(2,042,177)	(1,400,290)
Collection of principal on notes receivable – related parties	3,226,935	1,885,407	1,231,526
Property and equipment	(19)	(488)	(28)

Net cash used in investing activities	(2,270,970)	(1,406,242)	(684,406)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(116,654)	(396,233)	566,620
Proceeds from issuance of long-term debt	695,000	1,106,887	2,837,675
Principal payments of long-term debt	(602,410)	(465,208)	(268,371)
Proceeds from short-term loans - related parties	8,757,712	6,618,032	9,618,929
Principal payments of short-term loans – related parties	(7,333,327)	(6,245,614)	(10,375,070)
Proceeds from long-term loans - related parties	-	3,553,452	-
Capital contribution	-	-	14,791

Net cash provided by financing activities	1,400,321	4,171,316	2,394,574

Increase (decrease) in cash and cash equivalents	(876,539)	443,116	403,539
Cash and cash equivalents at beginning of year	1,107,284	664,168	260,629

Cash and cash equivalents at end of year	230,745	1,107,284	664,168

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,

	2005	2004	2003

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	727,739	583,769	337,818
Income taxes	120	157	109

Non-cash investing and financing transactions
Book value of net assets exchanged for inter-company loan			6,361
Capital contribution from PETROBRAS from transfer
of PNBV			39,135
Receipt of Junior Trust Certificates in exchange
of receivables			150,000
Cancellation of Senior Exchangeable Notes issued in
exchange for PETROBRAS loans (Note 8(c))		8,476

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

1. The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASPETRO OIL SERVICES - BRASOIL to PIFCo.

PNBV was transferred to PETROBRAS through an intercompany loan of US$ 4,658, with PNBV’s existing cash balance being US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703, with BEAR’s existing cash balance being US$ 2,988. The restructuring was undertaken in order to group each business’ activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

1. The Company and its Operations (Continued)

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, was created in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sales to designated customers, in order to generate receivables to cover the sale of right to future receivables debt. Certain of the sales were through subsidiaries of Petrobras.

In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 of capital, bringing PFL’s total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

2. Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

(a) Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the US dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(d) Inventories

Inventories are stated at the lower of weighted average cost or market value.

(e) Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(f) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 66,025 and US$ 80,119 as of December 31, 2005 and 2004, respectively.

(g) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(h) Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(i) Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports – the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

Exports – the Company buys from PETROBRAS and sells to customers outside Brazil (mainly to related-parties).

Off-shore – the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(j) Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

PIFCo holds a purchased put option that allows the holder to sell a floating number of heavy fuel oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2005, and therefore does not have a material effect on the Company’s results of operations or financial position.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(k) Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2005 an 2004 and the United Kingdom, Netherlands and the Cayman Islands in 2003). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations. There were no significant operations in the United Kingdom or the Netherlands that gave rise to provisions in these countries.

(l) Reclassification

Certain immaterial reclassifications have been made respective to prior period financial statements .

3. Cash and Cash Equivalents

	2005	2004

Cash and banks	6,242	16,496
Time deposits and short-term investment funds	224,503	1,090,788

	230,745	1,107,284

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

4. Marketable Securities

				Total

	Security	Maturity	Interest rate	2005(*)	2004 (*)

Available for Sale (***)	MEGA (**)	2014	10.77%	-	63,607
Available for Sale (***)	MARLIM (**)	2008	12.25%	277,220	-
Available for Sale (***)	CLEP (**)	2014	8%	1,888,498	1,751,246
Available for Sale (***)	Various third parties			25,189	49,962
Trading	Various third parties			57,734	-

				2,248,641	1,864,815
Less: Current balances				(82,923)	-

				2,165,718	1,864,815

(*)	The balances include interest and principal.
(**)
PETROBRAS group company, including consolidated subsidiaries and non-consolidated PETROBRAS affiliates, and other consolidated special purposes companies established to support PETROBRAS  infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

(***)	Other comprehensive income (OCI) amounts related to the securities classified as available for sale in accordance with FAS 115 are diminimus at December 31, 2005 and 2004, and are thus not presented in a separate statement of OCI, such amounts are included in the Statement of operations as Financial income or expense.

Marketable securities are comprised of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated by PETROBRAS, and the equity and debt securities within the portfolio are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

At December 31, 2005 and 2004, the exclusive fund held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$ 215,638 and US$ 149,227, respectively. These amounts were recognized as an extinguishment of debt and offset against the related balances of current and non-current liabilities.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

5. Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	BRASPETRO OIL SERVICES BRASOIL and its subsidiaries	BRASPETRO OIL COMPANY BOC	CLEP	PETROBRAS NETHERLANDSB.V. and its subsidiaries	TERMOBAHIA (vi)	Others	2005	2004

Current assets
Accounts receivable, principally for sales (i)	7,533,133	694,745	453,049						148	8,681,075	7,788,069
Notes receivable		1,321,058		11,958	220,885		1,733,751	41,684		3,329,336	1,598,521
Export prepayment	414,505							1,453		414,505	152,859
Others										1,453
Other assets
Marketable securities						1,888,498			277,220	2,165,718	1,814,853
Notes receivable		579,960								579,960	338,416
Export prepayment	529,420									529,420	1,261,820
Current liabilities
Trade accounts payable	855,821	57,558	15,655						21,698	950,732	562,139
Notes payable (ii)	4,346,139									4,346,139	2,881,484
Unearned income	173,536		2,945							176,481	131,318
Long-term liabilities
Notes payable (iii)	3,734,112									3,734,112	3,553,452
Statement of operations												2003

Sales of crude oil and oil products and services	7,025,730	5,541,754	1,405,056						1,841	13,974,381	10,118,356	5,543,022
Purchases (iv)	(5,931,535)	(1,371,336)	(109,896)						(367,526)	(7,780,293)	(4,391,285)	(2,851,402)
Selling, general and administrative expenses	(157,960)	(115)								(158,075)	(98,700)	(17,091)
Financial income	580,900	82,752	24,202	11,501	15,650		47,003	3,499		765,507	568,566	401,735
Financial expense	(409,496)	(326)								(409,822)	(169,039)	(111,896)
Other income, net											(525)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo's formation as a financing entity, and include finance charges accrued during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

(iii)	Long-Term Liabilities — Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable, creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(v)	Certain affiliates of PIFCO and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements .

(vi)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

6. Inventories

	2005	2004

Products
Crude oil	51,701	76,252
Fuel oil	80,249	48,973
GLP	45,716	29,078
Others	18,269	11,147

	195,935	165,450

7. Restricted Deposits and Guarantees

PIFCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount of US$ 75,672 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in Note 8 (f)) and is renewed annually. The amount classified in non-current assets is comprised of deposits: (i) US$ 30,306 related to issuances of senior notes in the total amount of US$ 450,000, and (ii) US$ 39,390 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 8 (a)), and are required per the related debt agreement.

In accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PIFCo has guaranteed the debt of Eletrobolt, a subsidiary of its parent. In accordance with the terms of this guarantee, PIFCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Eletrobolt debts in the event of default.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing

	Current		Long-term

	2005	2004	2005	2004

Financial institutions (i)	493,550	535,845	1,194,750	631,800
Senior notes	53,525	53,525	1,550,000	1,550,000
Global notes	26,326	26,326	2,115,263	2,124,221
Senior exchangeable notes	3,744	3,787	329,940	329,940
Global step-up notes	9,000	9,000	400,000	400,000
Sale of right to future receivables	567,377	153,680	679,420	1,561,820
Assets related to export prepayment to be offset
against sale of right to future receivables (b)	(150,000)	-	(150,000)	(300,000)
Repurchased securities (e)	(4,681)	(3,248)	(210,957)	(145,979)

	998,841	778,915	5,908,416	6,151,802

Financing	339,503	456,156	5,908,416	6,151,802
Current portion of long-term debt	551,628	224,738	-	-
Accrued interest	107,710	98,021	-	-

	998,841	778,915	5,908,416	6,151,802

(i) The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.08% to 7.87% at December 31, 2005. The weighted average borrowing rate for short-term debt at December 31, 2005 and 2004 was 5.02% and 4.25%, respectively.

At December 31, 2005 and 2004, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Additionally, the Company had available standby committed facilities in the amount of US$ 675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information

					Payment period

	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Senior Notes (a)
Senior Notes	February, 2002	2007	9.125%	400,000	semiannually	bullet
Senior Notes	February, 2002	2007	9.125%	100,000	semiannually	bullet
Senior Notes	May, 2001	2008	9.875%	450,000	semiannually	bullet
Senior Notes	July, 2001	2011	9.750%	600,000	semiannually	bullet

				1,550,000

Sale of Right to Future
Receivables (b)
Junior Trust Certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000
Assets related to export
prepayment to be offset against
sale of right to future
receivables(b)				(150,000)

				-

Senior Trust Certificates
Serie 2003-B	May, 2003	2013	5.548%	152,180	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	377,240	quarterly	quarterly

				529,420

Senior Exchangeable Notes (c)	October, 2002	2007	4.750%	329,940	semiannually	bullet

Global Step-up Notes (d)	March, 2003	2008	9.000% (d)	400,000	semiannually	bullet
Global Step-up Notes
repurchased (e)				(210,957)

				189,043

Global Notes (f)
Global Notes	July, 2003	2013	9.125%	500,000	semiannually	bullet
Global Notes	September, 2003	2013	9.125%	265,263	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	750,000	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet

				2,115,263

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information (Continued)

(a) The three series of Senior Notes issued in 2001 and 2002 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a "PIFCo permitted lien" as defined in the issuances prospectus, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCo under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(b) Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity, not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and bunker acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information (Continued)

As stipulated in the contracts, PFL assigned the right to future receivables in the amount of US$ 1,800,000 (1st and 2nd trenches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800,000:

- US$ 1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

- US$ 300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL .

The assignment of right to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by PETROBRAS during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Additionally, certain receivables, as defined in the related agreements, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12 month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information (Continued)

PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reduced from the short and long-term financing respective to sale of right to future receivables.

On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 330,290 related to the export prepayment program.

On December 29, 2005, in accordance with applicable provisions of the governing agreements, PFL communicated to the Trust an intention to prepay the fixed rate titles of Senior Trust Certificates (series A1 and B) on March 1, 2006. In order to facilitate such advance payment, PETROBRAS will prepay to PFL an amount of US$ 333,860 related to the export prepayment program.

As of December 31, 2005, the outstanding balance of series A1 and B of Senior Trust Certificates are presented in the balance sheet as current portion of long-term debt, with the balance related to the export prepayments with Petrobras being presented in the balance sheet as current assets.

(c) Issued on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from US$ 338,416 to US$ 329,940 due to an environmental liabilities settlement agreed under the terms of an agreement with the former owners of Perez Companc S.A.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information (Continued)

(d) On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(e) At December 31, 2005 and December 31, 2004, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 210,957 and US$ 145,979, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of December 31, 2005 and 2004, the outstanding balance of net premiums on reissuances amounted to US$ 18,464 and 26,655, respectively. PIFCo recognized losses on extinguishment of debt of US$ 11,738 during 2005 and of US$ 64,191 during 2004.

(f) On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$ 250,000 in Global Notes, which form a single fungible series with the US$ 500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

8. Financing (Continued)

at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

Long-term maturities

December 31,
2005

2007	1,057,438
2008	1,037,372
2009	217,218
2010	318,238
2011	680,308
Thereafter	2,597,842

5,908,416

9. Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

For 2005, long-term lines of credit had fair values immaterially different from their book values. At December 31, 2005 the Company’s long-term debt, excluding long-term lines of credit, was US$ 5,908,416 (US$ 6,151,802 at December 31, 2004) and had an estimated fair value of approximately US$ 6,397,000 (US$ 6,576,000 at December 31, 2004).

The Company’s long-term asset related to the export prepayment program was US$ 529,420 and US$ 1,261,820 at December 31, 2005 and 2004, and had fair values of US$ 523,000 and US$ 1,252,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

10. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 185,627 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.